[Schering-Plough Letterhead]
April 9, 2008
Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schering-Plough Corporation Form 10-K for the year ended December 31, 2007
Dear Mr. Rosenberg:
     Set forth below is Schering-Plough’s response to the staff’s comments on Schering-Plough’s Form 10-K for the Year Ended December 31, 2007 by letter dated March 26, 2008.
SEC Comment:
Form 10-K for the year ended December 31, 2007
Item7. Management’s Discussion and Analysis of Financial Condition, page 31
Liquidity and Financial Resources, page 43
Contractual Obligations and Off-Balance Sheet Arrangements, page 48
Comment 1: Since interest obligations relating to long-term debt appear to represent material future obligations, please revise the table here to include the future interest payments on this debt. Also provide us with your analysis related to the applicability of the inclusion of the dividends that you pay related to the preferred shares. In addition, quantify in your footnote two the aggregate potential milestone payments that have been excluded from the table and the events that would trigger these payments. Refer to Financial Reporting Release 72.

Mr. James Rosenberg
Securities and Exchange Commission
April 9, 2008

Schering-Plough Response:
In Schering-Plough’s next filing that is required to include a Contractual Obligations Table (expected to be the 2008 10-K), future interest amounts related to long-term debt will be quantified and included in the Contractual Obligations Table.
In analyzing Schering-Plough’s preferred stock requirements, management determined that these payments should be considered a contractual obligation given that these dividends accrue at a stated rate and are cumulative from the date of issuance.
Aggregate potential milestone payments would include all discovery, research, development and sales based milestones. Management believes that disclosure of this aggregate amount would potentially be misleading as the triggering events for these payments may never occur and a significant portion of these milestone payments will never be made.
In preparing the Contractual Obligations Table management would include material potential milestone amounts that are likely to be paid over the company’s strategic planning period of 5 years. Management believes that these amounts provide more relevant information to readers of the financial statements.
Market Risk Disclosure, page 58
Foreign Currency Exchange Risk, Page 58
Comment 2: Please revise to quantify the foreign currency risk in one of the three required formats. Refer to Item 3-05(a)(1) of Regulation S-X.
Schering-Plough Response:
At December 31, 2007, Schering-Plough did not have material foreign currency risk sensitive instruments that were entered into for trading purposes or for other than trading purposes as described in Item 305(a)(1) of Regulation S-K. As noted in the disclosure under “Foreign Currency Exchange Risk,” Schering-Plough had no open foreign currency option contracts as of December 31, 2007. In addition, open forward foreign currency contracts at December 31, 2007 were not material.

Mr. James Rosenberg
Securities and Exchange Commission
April 9, 2008

In Schering-Plough’s 2007 quarterly disclosures, at times when there were open foreign currency option contracts, specific disclosures were made regarding the sensitivities of these open foreign currency option contracts to changes in the currency underlying those contracts.
Schering-Plough will continue to evaluate the need for such disclosure in future filings.
Item 8. Financial statements and Supplementary Data, page 60
Notes to Consolidated Financial Statements, page 65
2. Acquisitions, page 69
Comment 3: Please revise to quantify the acquired patents and trademarks by product type in order to better allow an investor to understand the connection between these rights and the revenues that are generated from the acquired business.
Schering-Plough Response:
In Schering-Plough’s next quarterly report on Form 10-Q (for the quarterly period ended March 31, 2008) expanded detail of the patents and trademarks acquired in the Organon BioSciences acquisition will be presented. This detail will be presented by segment (Human Prescription Pharmaceuticals and Animal Health).
The following is a draft excerpt of disclosure that will be included in the “Acquisition” Note to Condensed Consolidated Financial Statements of the March 31, 2008 10-Q:

Mr. James Rosenberg
Securities and Exchange Commission
April 9, 2008

2. ACQUISITION
[In Part]
     The purchase price allocation to identifiable intangible assets as of March 31, 2008 is as follows:

Weighted Average
	Dollars, in		Amortization Period
Intangible assets with determinable lives:	millions		(years)
Human Prescription Pharmaceuticals
Patents	$	x,xxx	xx
Trademarks	x,xxx		xx

Total Human Prescription Pharmaceuticals	$	x,xxx

Animal Health
Trademarks	$	x,xxx	xx

Total intangible assets	$	x,xxx

     The weighted average life of total intangibles is approximately xx years. The intangible assets have no significant residual value. There were no acquired intangible assets that were determined to have an indefinite life.
18. Segment Information, Page 100
Long-Lived Assets by Geographic Location, page 103
Comment 4: Please revise to exclude intangible assets from the table presented here. Refer to question 22 in the FASB Implementation Guide to FAS 131.
Schering-Plough Response:
In preparing the December 31, 2007 financial statements management considered various presentations for the inclusion of intangible assets as part of Long-Lived Assets by Geographic Location, noting diversity in practice.
In Schering-Plough’s next filing that is required to include Long-Lived Assets by Geographic Location (expected to be the 2008 10-K), intangible assets will not be included in the asset amounts presented in this table.
The following is the disclosure of Long-Lived Assets by Geographic Location at December 31, 2007 excluding intangible assets. The table below presents supplemental information in a format that will be updated and provided in the 2008 10-K.

Mr. James Rosenberg
Securities and Exchange Commission
April 9, 2008

18. SEGMENT INFORMATION
[In Part]

Long-Lived Assets by Geographic Location	2007	2006	2005
(Dollars in millions)

United States	$2,863	$2,547	$2,538
Netherlands	1,320	1	1
Ireland	719	488	486
Singapore	822	824	840
Other	1,599	804	908

Total	$7,323	$4,664	$4,773
     Long-lived assets shown by geographic location are primarily property. The significant increase in long-lived assets as of December 31, 2007 is due to the OBS acquisition.
Merck / Schering-Plough Cholesterol Partnership Combined Financial Statements, page 117
Notes to Combined Financial statements, page 128
2. Summary of Significant Accounting Policies, Page 131
Concentrations of Credit Risk, Page 132
Comment 5: Please revise to quantify the net sales made to each of the three major customers referenced in this note to the extent they exceed 10% of your net revenue, instead of quantifying it on an aggregate basis. Refer to paragraph 39 of SFAS 131
Schering-Plough Response:
The combined financial statements of the Merck/Schering-Plough Cholesterol Partnership (the joint venture) are prepared by management of this joint venture. Schering-Plough accounts for its share of the activity of this joint venture with Merck & Co., Inc. (Merck) using the equity method of accounting. Schering-Plough’s management has discussed this comment with management of the joint venture as well as management of Merck. The financial statements of the joint venture are included in Schering-Plough’s 10-K as required by Rule 3-09 of Regulation S-X.

Mr. James Rosenberg
Securities and Exchange Commission
April 9, 2008

It should be noted that paragraph 9 of SFAS 131 states that SFAS 131 applies to public business enterprises. The joint venture is not a public business enterprise as defined in paragraph 9 of SFAS 131 and therefore is not required to include the segment disclosures required by SFAS 131 (as further supported by question 1 in the FASB Implementation Guide of SFAS 131). Management of the joint venture included the disclosure cited by the Staff since it believed such disclosure was meaningful to the reader of the joint venture’s financial statements. In the combined financial statements of the Merck/Schering-Plough Cholesterol Partnership for the year ending December 31, 2008, management of the joint venture will include disclosure of the percentage of net sales to a customer, if such net sales exceed 10% of total net sales on a specific customer basis, in response to the Staff’s comments. Such financial statements are expected to be filed with Schering-Plough’s 2008 Form 10-K.
* * * * *
     We acknowledge that: (1) Schering-Plough Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Schering-Plough Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I can be reached at (908) 298-7274, and if I am not available, please contact Susan Ellen Wolf, Corporate Secretary, Vice President — Governance and Associate General Counsel, at (908) 298-7354. Thank you.
Very truly yours,
Steven H. Koehler
Vice President and Controller

cc:	Jim Atkinson, SEC Accounting Branch Chief Kei Ino, SEC Staff Accountant